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UNITED STATES	OMB Number:	3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

J & J Snack Foods Corp.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

466032109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this coverage page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	466032109

1.	Names of Reporting Persons.Gerald B. Shreiber
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	a.	Not Applicable

b.

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.Sole Voting Power	3,825,674

	6.Shared Voting Power	No shares

	7.Sole Dispositive Power	3,925,033

	8.Shared Dispositive Power	No shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,667,979

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	20%

12.	Type of Reporting Person (See Instructions)

Amendment No. 28 to Schedule G

Item 1 (a)

Name of Issuer:          J & J Snack Foods Corp.

Item 1 (b)

Address of Issuer’s Principal Executive Offices:          6000 Central Highway, Pennsauken, New Jersey 08109

Item 2 (a)

Name of Person Filing:          Gerald B. Shreiber

Item 2 (b)

Address of Principal Business Office:      6000 Central Highway, Pennsauken, New Jersey 08109

Item 2 (c)

Citizenship:     United States of America

Item 2 (d)

Title of Class of Securities:     Common Stock, no par value

Item 2 (e)

CUSIP Number:     466032109

Item 3

Not Applicable

Item 4

(a)     Amount Beneficially Owned: 3,667,979 shares including options to acquire 120,000 shares.

(b)     Percent of Class:     20.0 percent.

(c)     Items 5, 6, 7, and 8 from Page 2 this statement are incorporated by reference.

Item 5

Not Applicable

Item 6

Not Applicable

Amendment No. 28 to Schedule 13G

Item 7

Not Applicable

Item 8

Not Applicable

Item 9

Not Applicable

Item 10

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:     January 12, 2016

Signature:	/s/ Gerald B. Shreiber
Gerald B. Shreiber President and Chief Executive Officer

The filing of this Schedule shall not be construed as an admission (a) that the person filing this Schedule is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule, or (b) that this Schedule is legally required to be filed by such person.